Filed pursuant to Rule 433(d)

Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

Principal Protected Emerging Market FX Basket Linked Notes Due May 22, 2008
Final Term Sheet

Aggregate Face Amount:	$66,000,000 (The Aggregate Face Amount may be increased and sold at different issue prices prior to the Issue Date.)

Pricing Date:	May 8, 2006

Issue Date:	May 22, 2006

Maturity Date:	May 22, 2008 (subject to the modified following business day convention (unadjusted))

Initial Issue Price:	100.00%

Underwriting commission:	0.00%

Proceeds to Issuer:	100.00%

CCY Initial spot exchange rates:	MXN per USD = 10.9275
BRL per USD = 2.0540
ZAR per USD = 6.03
RUB per USD = 27.015
CNY per USD = 8.009
IDR per USD = 8745
KRW per USD = 927
INR per USD = 44.84

Determination Date:	May 8, 2008, (subject to the modified following business day convention (unadjusted))

CUSIP:	00254EBD3

Hypothetical Returns

The following tables illustrate potential hypothetical returns on the Maturity Date.  Based on these hypothetical CCY Finals, we illustrate a range of hypothetical Basket Performances which will be used to calculate the Supplemental Redemption Amount and, as a result, the Redemption Amount that will be payable on the Maturity Date.

Scenario 1:  The Index Currencies each strengthen by 5% vs. USD:

Currency	MXN	BRL	ZAR	RUB	CNY	IDR	KRW	INR
Weighting	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%
Initial	100	100	100	100	100	100	100	100
Final	95.2381	95.2381	95.2381	95.2381	95.2381	95.2381	95.2381	95.2381
Initial/Final	1.05	1.05	1.05	1.05	1.05	1.05	1.05	1.05
Weighted	0.13125	0.13125	0.13125	0.13125	0.13125	0.13125	0.13125	0.13125

Basket Performance 5.00%; Supplemental Redemption Amount:  20%; Redemption Amount: 120%

Scenario2:  The USD strengthens by 10% against each Index Currency:

Currency	MXN	BRL	ZAR	RUB	CNY	IDR	KRW	INR
Weighting	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%	12.5%
Initial	100	100	100	100	100	100	100	100
Final	110	110	110	110	110	110	110	110
Initial/Final	0.909091	0.909091	0.909091	0.909091	0.909091	0.909091	0.909091	0.909091
Weighted	0.113636	0.113636	0.113636	0.113636	0.113636	0.113636	0.113636	0.113636

Basket Performance —9.09%; Supplemental Redemption Amount: 0; Redemption Amount: 100%

The above figures are for purposes of illustration only.  The actual Redemption Amount on the Maturity Date received by holders will depend on the actual CCY Finals, as calculated based upon the exchange rates determined by the Calculation Agent on the Determination Date.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.